

RECEIVED

2008 AUG 11 P 2:45

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/8016

8th August 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA



08004243

Dear Sirs

SUPPL

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Notice of allotment of shares or securities on Form 88(2) dated 25 July 2008.
2. Notice of allotment of shares or securities on Form 88(2) dated 5 August 2008.
3. General Purposes Committee resolution allotting securities dated 25 July 2008.
4. General Purposes Committee resolution allotting securities dated 5 August 2008.
5. Stock Exchange announcement dated 4 August 2008 relating to Total Voting Rights.
6. Stock Exchange announcement dated 7 August 2008 relating to Interim Results.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

E Evans
Chief Legal Officer & Company Secretary

PROCESSED
AUG 13 2008
THOMSON REUTERS


SECRETARIAT

88(2)

Please complete in typescript, or in bold black capitals
CHFP029

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	25	07	2008			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	40,310		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 8234923

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted Ordinary 2.5p, £	Number allotted 40,310
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] E EVANS Date 29/7/08.

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ELEANOR EVANS, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Originator: Yorkshire Building Society

Closure report dated: 23 July 2008

Maturity:				Share														
AccountNumber	GrantDate	Term	OptionPrice	Premium	Title	Surname	Initials	EmployeeNumber	ExercisedShares	Cost	Address1	Address2	Address3	Address4	Address5	Postcode	Forenames	Location
008870160765	161104	3	1.076	1.051	MR	BROWNING	JM	1738	8800	9468.80	HYLAND HOUSE	HIGHTOWN HILL	RINGWOOD			BH24 3HG	JONATHAN MARK	FRA
001226572761	061100	7	0.836	0.811	MR	CAMERON	D		2190	1830.84	177 PIPER KNOWLE ROAD	STOCKTON-ON-TEES				TS19 8DS	DOUGLAS COPSEY	FRAT
008871004565	161104	3	1.076	1.051	MR	LINEHAN	RDJ	7545	3520	3787.52	19 WESTBURY ROAD	BLANDFORD FORUM				DT11 7DH	RORY	FRL
004830698563	141102	5	0.769	0.744	MR	LOGAN	R	7010	5550	4267.95	50 FORBESHILL	FORRES				IV36 1JL	ROBERT	FRKIN
008870366965	161104	3	1.076	1.051	MR	PRIDDLE	M	8355	880	946.88	FLAT 10	WEST CLIFF STUDIOS	13 DURLEY GARDENS	BOURNEMOUTH		BH2 5HU	MICHEAL	FRL
008870810565	161104	3	1.076	1.051	MR	REYNOLDS	AD	157	700	753.20	40 HUNTERS HILL	HIGH WYCOMBE				HP13 7EW	ALAN D	CEL
008879195965	161104	3	1.076	1.051	MRS	STONARD	JY	1625	1400	1506.40	FLAT 3	KINGSBERE GARDENS	8 HASLEMERE AVENUE	HIGHCLIFFE	CHRISTCHURCH	BH23 5BQ	JANET YVONNE	FRA
008870978065	161104	3	1.076	1.051	MRS	TIPLER	CL	147	1050	1129.80	33 NEWFIELD GARDENS	MARLOW				SL7 1JP	CAROLINE	CEL
008879077465	161104	3	1.076	1.051	MISS	WALKER	JR	7104	1760	1893.76	3 CHANDLERS RISE	ELGIN				IV30 4JB	JANET RUTH	FRAS
Total									25850	£25,585.15								
Earlies:				Share														
AccountNumber	GrantDate	Term	OptionPrice	Premium	Title	Surname	Initials	EmployeeNumber	ExercisedShares	Cost	Address1	Address2	Address3			Postcode	Forenames	Location
005174181164	141103	5	0.939	0.914	MR	LAWRENSON	FE	0048	13980	13127.22	27 HIGHBANK	ROE LEE	BLACKBURN			BB1 9SX	FRANCIS ERIK	CDC
008870915265	161104	5	1.076	1.051	MR	LAWRENSON	FE	0048	480	516.48	27 HIGHBANK	ROE LEE	BLACKBURN			BB1 9SX	FRANCIS ERIK	CDC
Total									14460	£13,643.70								
								Grand totals:	40310	£39,228.85								


SECRETARIAT

88(2)

Please complete in typescript, or in bold black capitals
CHFP029

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	05	08	2008			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	3,690		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)* File No. 8234923

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 3,690
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] ELEANOR EVANS Date 5/8/08

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ELEANOR EVANS, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

File No. 8234923

Originator: Yorkshire Building Society
Closure Report dated: 5th August 2008

AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	EmployeeNumber	Exercised Shares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
004829512663	141102	5	0.769	0.744	MR	MOORE	D	382	1190	915.11	107 CONWAY DRIVE	SHEPSHED	LOUGHBOROUGH	LE12 9PN	DAVID	CCL
008870722265	161104	3	1.076	1.051	MR	WITCHER	C	6945	2500	2690.00	314 RINGWOOD ROAD	POOLE		BH14 0RY	COLIN	FRL
									3690	£3,605.11						

COBHAM PLC

Minutes of a meeting of the General Purposes Committee
held at Cobham plc,
Brook Road, Wimborne, Dorset BH21 2BJ
On 25th July 2008

Present:	A E Cook	-	Chairman
	W G Tucker		
In attendance:	J Douglas	-	Deputy Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on the share-save closure schedules received from the Yorkshire Building Society dated 23rd July 2008, had given notice to the company (such notice being accompanied by the appropriate subscription price of £39,228.85) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 40,310 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedules dated 23rd July 2008 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.

....

Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 5th August 2008

Present:	W G Tucker -	Chairman
	A E Cook	
In attendance:	Angela Weston -	Assistant Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on the share-save closure schedules received from the Yorkshire Building Society dated 5th August 2008, had given notice to the company (such notice being accompanied by the appropriate subscription price of £3,605.11) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 3,690 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedule dated 5th August 2008 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.

....
Chairman



Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Total Voting Rights
Released	10:32 04-Aug-08
Number	5501A10

RNS Number : 5501A
Cobham PLC
04 August 2008

Cobham plc - total voting rights

In accordance with the Transparency Directive's provisions, the company advises that as at the date of this announcement it has:

Ordinary shares

- 1,138,184,719 ordinary shares of 2.5p nominal value each with voting rights admitted to trading. No ordinary shares are held in treasury. The total number of voting rights in respect of the ordinary shares is 1,138,184,719.

Preference shares

- 19,700 preference shares of £1 nominal value each with voting rights admitted to trading. No preference shares are held in treasury. The total number of voting rights in respect of the preference shares is 19,700.

The above figures may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Cobham plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

INTERIM RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2008

7 August 2008

	2007	**2008**	Change
Order intake	£575m	**£818m**	+42%
Total revenue	£494m	**£632m**	+28%
Underlying[1] trading margin	16.9%	**16.8%**	(0.1)pts
Underlying[1] profit before tax (PBT)	£86m	**£107m**	+24%
Underlying[1] earnings per share (EPS)	5.5p	**6.7p**	+22%
Basic earnings per share	4.4p	**5.5p**	
Operating cash conversion[2]	75%	**116%**	
Interim dividend	1.22p	**1.345p**	+10%

- Order intake, including UK FSTA programme, drives order book higher to £2.2bn (2007: £1.7bn)
- Organic revenue growth of 14% across Technology Divisions
- Underlying EPS growth of 22% or 19% at constant translation exchange
- Cash conversion, excluding FSTA bid cost reimbursement, well ahead of target at 112%
- Five strategic acquisitions completed or agreed in period – integration on or ahead of plan
- Robust balance sheet and considerable financial flexibility

Allan Cook, Cobham Chief Executive, commented:

"I am delighted with these results, which demonstrate the progress made in executing our strategy and the strength of our markets. Organic revenue growth in the first half benefited from particularly strong revenue from vehicle intercoms and the FSTA programme. The outlook for our US military and national security markets remains robust and we are confident that we will be slightly ahead of our growth targets for the year.

"We are ahead of plan on integrating Sensor and Antenna Systems, Lansdale and extracting growth synergies. We have successfully completed the acquisition of SPARTA, whose emphasis on high-tech national security solutions will be a significant growth driver. Preparations for the integration of M/A-COM and the onward sale of its commercial business are well advanced. Looking forward, we continue to seek acquisition opportunities in a consolidating industry, which are likely to allow us to accelerate further our strategy."

ENQUIRIES
Cobham plc Telephone: **+44 (0) 1202 857738 (on 7 Aug)**
Allan Cook, *Chief Executive* +44 (0) 1202 882020
Warren Tucker, *Chief Financial Officer* +44 (0) 1202 882020
Julian Wais, *Director of Investor Relations* +44 (0) 1202 857998

Weber Shandwick Financial +44 (0) 207 067 0700
Susan Ellis, Louise Robson

INTERIM RESULTS PRESENTATION, WEBCAST AND INTERIM REPORT:
The interim results presentation will be at 09.30 on Thursday, 7 August 2008 at Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1A 1HQ, UK with a webcast available by 16.30 on the day. The published Interim Report will be available as a download file on 29 August at www.cobham.com.

The following notes apply throughout these interim results:

1. To assist with the understanding of earnings trends, the Group has included within its published statements trading profit and underlying earnings results. Trading profit and underlying earnings have been defined to exclude the impacts of the amortisation of intangible assets recognised on acquisition, the write-up of inventory for pre-acquisition profit, the marking to market of currency instruments not realised in the period and impairments of goodwill. There has been no impairment to goodwill in the current or comparative periods. Trading profit and underlying earnings also exclude portfolio restructuring costs, which comprise exceptional profits or losses arising on disposals actually completed, as well as exceptional costs or profits associated with the restructuring of the Group's business and site integration. Trading profit and underlying earnings also exclude direct costs associated with exceptional terminated acquisitions.
2. Operating cash flow is defined as cash generated from operations, adjusted for cash flows from the purchase or disposal of fixed assets. Operating cash conversion is defined as operating cash flow as a percentage of trading profit, excluding profit from joint ventures.



GROUP REVIEW

Market Context

Cobham's strategy is to focus on supplying high growth, specialist markets in the aerospace and defence sector with leading edge technologies. Its major military end markets, the largest being the US, continue to expand and are expected to do so going forward. Cobham has also increased its presence in the faster growing intelligence and homeland security sectors which also broadens the range of the Group's trading activities.

Key Performance Indicators (KPIs)

Cobham has exceeded its comparative period performance on all its financial KPIs for the period as follows:

KPI	Half Year 2007 Actual	Full Year 2007 Actual	**Half Year 2008 Actual**	**Annual Target**
Technology Divisions' organic revenue growth	7.8%	13.2%	**14.3%**	**High single digit**
Underlying Earnings Per Share growth (at constant translation exchange rates)	15.3%	15.9%	**19.2%**	**High single digit**
Operating cash conversion	75.1%	81.1%	**116.3%**	**>80%**
PV investment	6.2%	6.3%	**6.3%**	**7% in medium term**

Orders

The Group's order book has grown significantly and at 30 June 2008 it was £2.2bn (2007: £1.7bn) with the Technology Divisions representing £1.2bn (2007: £0.7bn) and Cobham Aviation Services £1.0bn (2007: £1.0bn). Order intake of £817.8m (2007: £575.3m) included approximately £150m relating to the UK Future Strategic Tanker Aircraft (FSTA) programme. Excluding orders relating to acquisitions and at constant translation exchange rates, growth in order intake was 25.0%. All three Technology Divisions increased their order intake significantly in the period, with their book to bill ratio being over 1.2 times. Cobham Aviation Services, where order intake is characterised by multi year contracts, was down on the prior period as in 2007 it secured a five year agreement, worth up to AUS$300m, to operate Qantaslink's eleven Boeing 717s.

Revenue

Total Group revenue in the first half of 2008 on an underlying and statutory basis increased by 28.0% to £632.3m (2007: £493.8m) driven by very strong organic growth across the Divisions and the impact of acquisitions. Organic revenue growth in the key Technology Divisions increased to 14.3% (2007: 7.8%) with Cobham Aviation Services delivering organic revenue growth of 4.8% (2007: flat). An analysis of the major changes in the Technology Divisions' revenue is as follows:




Technology Divisions

H1 2007	FX Translation	Acquisitions	FX Transaction	Organic Growth	H1 2008
£400.3m	+£12.5m	+£56.0m	-£4.3m	+£61.4m	£525.9m

Average H1 2007 US$/£ exchange rate = US$1.97/£1. Average H1 2008 US$/£ exchange rate = US$1.98/£1.

Organic Revenue Growth

The very strong organic Group revenue growth in the period came primarily from the three Technology Divisions. In Cobham Mission Systems growth was helped by FSTA system design and development, V-22 probes, Eurofighter Typhoon auxiliary mission equipment and microclimate cooling suits. In Cobham Defence Systems (comprising Cobham Defence Electronic Systems and SPARTA), there was a significant contribution from vehicle intercom systems and active microwave products. In Cobham Avionics and Surveillance buoyant sales of US avionics equipment and a strong performance from the French businesses were significant growth drivers. It is anticipated that the underlying momentum in organic revenue growth for the full year will be slightly ahead of the Group's KPI target as some of the revenue seen in the first half with respect to vehicle intercom systems and the FSTA programme is not expected to repeat in the second half.

PV (Private Venture or company funded Research and Development) investment in the period increased to £33.3m (2007: £24.4m) and to 6.3% (2007: 6.2%) of technology revenue. However, excluding SPARTA, where the vast majority of Research and Development (R&D) is funded by customers, PV would have increased to 6.5% of revenue. To reflect this change in the Technology Divisions' PV profile, the Group's medium term target for PV investment will be recalibrated to 6% for the full year and for subsequent periods. With the addition of significant customer funded R&D in the period, total R&D investment again exceeded 10% of revenue.

The Group invests in technology with the aim of delivering leading edge products to drive future growth. Cobham Avionics and Surveillance launched its bi-directional Coded Orthogonal Frequency Division Multiplexing communication link for use in the Law Enforcement and National Security (LENS) market. It has continued to invest heavily in other products within the LENS market including the next generation of digital covert audio recording systems and an integrated system for use in force protection, incorporating data links and remote sensors. In Cobham Defence Systems, development continues on the transmit and receive modules for the Scaleable Panel for Efficient Affordable Radars programme, for use on the next generation of active electronically scanned array radars. In addition, the Divisions have been collaborating on the development of the next generation of low profile Ku band antennas for land and air application.

Acquisitive Growth

Acquisitions are an important element of the Group's growth strategy and, during the period, the Group completed or agreed the purchase of five strategic businesses for a combined total of approximately US$1.1bn. All these acquisitions meet Cobham's financial acquisition criteria and also bring technological capability in markets that the Group knows well.

Significant progress has been made on the integration of Sensor and Antenna Systems, Lansdale, which completed in February, into the Group and this is ahead of plan. The separation of back office functions from its former owner is well underway with computer systems now in place on site and the recruitment of

back office staff completed. Engineering collaboration has commenced quickly with co-operation between Lansdale and other Cobham Defence Systems' businesses on a number of projects. As a result, joint customer proposals have already been submitted representing early evidence of the potential for significant growth synergies from this acquisition.

The Group completed the purchase of SPARTA in June with the company's customers, including those with classified work, giving their full support to the transaction. SPARTA will play a significant part in the Group's future growth through the increased emphasis that it brings on protecting the US homeland using high-technology missile defence and national security solutions. Steps are already under way to ensure a co-ordinated approach is adopted in which the Group's existing national security and composite businesses and SPARTA can generate growth by leveraging each other's capabilities.

Work is also ongoing to prepare for the acquisition of M/A-COM, which is subject to Hart-Scott-Rodino antitrust approval and review by the Committee on Foreign Investment in the US. Completion of this transaction is still expected in the second half of 2008. A transition team is working to ensure that the acquired companies operate as standalone businesses and work on plans for the separation of shared facilities and functions, to allow the expeditious onward sale of the commercial business. External advisors have been appointed to assist with the sale.

Trading Profit

Group trading profit in the first half of 2008 increased by 27.7% to £106.5m (2007: £83.4m). The Group's underlying trading margin was broadly unchanged at 16.8% (2007: 16.9%). The underlying position was impacted by the lower margin acquisitions but partly offset by £3.3m of net profit in the period (2007 expense: £1.5m) from FSTA project costs. This relates to Cobham's financial investment in the AirTanker consortium, distinct from the provision of goods and services to the consortium by Cobham Mission Systems and Cobham Aviation Services, and consists of the reimbursement of bid costs less provisions put in place to reflect contingent financial commitments undertaken, which are not anticipated to have any further impact this year.

The increase in Group trading profit was due primarily to the Technology Divisions where organic growth was 12.5% (2007: 10.3%) with acquisitions contributing an additional £6.5m. The Technology Division's underlying trading margin was down 1.2% points to 18.0% (2007: 19.2%) with the biggest driver being the lower margin acquisitions. Cobham Aviation Services' trading profit increased to £9.7m (2007: £9.1m) as a result of favourable currency translation and organic growth.

The Group has also continued its focus on extracting efficiencies from the businesses. The project to rationalise the Wimborne, UK site is continuing and a number of new integration projects have commenced in the Avionics and Surveillance Division. It is intended that overhead cost savings from these projects will be used to provide funds for increased PV investment.

Net Finance Income and Underlying Profit Before Tax

Net finance income in the period was £0.1m (2007: £2.7m). Net interest expense on cash and debt holdings increased to £0.6m (2007: nil) as a result of acquisitions completed in the period but partly offset by excellent cash generation from operations. As anticipated, the net finance credit from pension schemes decreased to £0.7m (2007: £2.7m) due to changes in mortality assumptions set at the end of 2007. Underlying profit before tax increased by 23.8% to £106.6m (2007: £86.1m).

Tax

On an underlying basis, the effective tax rate for the period increased to 29.5% (2007: 28.0%) as a result of the increase in the proportion of Group profits earned in the US. The underlying tax rate is calculated by dividing the Group's underlying tax charge by its underlying profit before tax, excluding the share of post-tax results of joint ventures and associates.

Earnings Per Share (EPS)

The very strong organic revenue growth in the Technology Divisions was the main driver behind a 22.1% increase in underlying EPS to 6.69p (2007: 5.48p) or 19.2% at constant translation exchange rates. Excluding the £3.3m of net income (2007 expense: £1.5m) in the period relating to FSTA project costs, EPS growth at constant translation exchange would have been 13.7%.

Basic EPS was higher than the comparable period at 5.49p (2007: 4.43p) due to higher underlying profit, the absence of non underlying terminated acquisition costs (2007: £3.9m) and lower non underlying portfolio restructuring and integration costs of £2.6m (2007: £5.5m). However, basic EPS in the period was also impacted by an increase in the total charge for amortisation of intangible assets arising on acquisition and the write-up of inventory for pre-acquisition profit of £11.6m (2007: £6.4m) and higher unrealised losses on the revaluation of currency instruments of £8.4m (2007: £2.1m).

The matters referred to above which reconcile underlying earnings to statutory earnings are set out in the subsequent Reconciliation of Underlying Profit tables.

Retirement Benefit Obligations

The Group operates a number of defined benefit pension schemes, the most significant being the Cobham Pension Plan. At the period end, the estimated shortfall between the value of defined benefit pension scheme assets and the present value of future liabilities had increased to £90.7m, excluding deferred tax (31 December 2007: £37.2m). The main factors behind this are a decrease in the market value of investments, reflecting market conditions, together with changes to mortality assumptions. These were partly offset by an increase in the discount rate applied to liabilities.

Cash Flow and Net Debt

Operational cash inflow in the period, after capital expenditure and PV which is expensed in the income statement but before the payment of tax and interest, was £119.8m (2007: £61.3m), representing 116.3% (2007: 75.1%) of trading profit before the Group's share of post–tax results of joint ventures and associates. Operational cash inflow benefited from £10.0m of reimbursed bid costs, relating to the UK FSTA programme, which was signed in the period. Excluding these bid costs, cash conversion would have been 111.6%. The very strong underlying cash conversion in the period is primarily due to the achievement of working capital efficiencies.

After the payment of tax and restructuring costs and the receipt of net interest and dividends from joint ventures, the Group generated free cash flow of £94.0m (2007: £46.7m). During the period, the Group invested £343.5m (2007: £0.1m) on acquisitions.

At the end of the period, the Group had net debt of £171.8m (31 December 2007 net cash: £77.9m). On a proforma basis, assuming completion of the M/A-COM acquisition but before proceeds from the disposal of its commercial business, net debt would have been approximately £384m. This proforma amount equates to approximately 1.3 times Net Debt/EBITDA. Cobham retains a robust balance sheet and significant financial flexibility.



Dividend

An interim dividend of 1.345p (2007: 1.22p), representing a 10% increase on the comparable period, has been approved by the Board and will be paid on 12 December 2008 to all shareholders on the register as at 14 November 2008.

RECONCILIATION OF UNDERLYING PROFIT

	Half Year to 30.06.07	**Half Year to 30.06.08**	Year to 31.12.07
Trading profit is calculated as follows:			
£m			
Result before joint ventures	63.7	**80.4**	160.0
Share of post-tax results of joint ventures	1.8	**3.5**	5.8
Operating profit from operations	65.5	**83.9**	165.8
Adjusted to exclude:			
Losses on portfolio restructuring	5.5	**2.6**	9.5
Unrealised losses on revaluation of currency instruments	2.1	**8.4**	5.7
Costs of terminated acquisition	3.9	**-**	3.9
Amortisation of intangible assets arising on acquisition and inventory adjustments	6.4	**11.6**	13.9
Trading profit (underlying operating profit)	83.4	**106.5**	198.8

	Half Year to 30.06.07	**Half Year to 30.06.08**	Year to 31.12.07
Underlying profit before tax is calculated as follows:			
£m			
Profit on operations before taxation	68.2	**84.0**	173.5
Adjusted to exclude:			
Losses on portfolio restructuring	5.5	**2.6**	9.5
Unrealised losses on revaluation of currency instruments	2.1	**8.4**	5.7
Costs of terminated acquisition	3.9	**-**	3.9
Amortisation of intangible assets arising on acquisition and inventory adjustments	6.4	**11.6**	13.9
Underlying profit before taxation	86.1	**106.6**	206.5

	Half Year to 30.06.07	**Half Year to 30.06.08**	Year to 31.12.07
Profit after tax used in the calculation of underlying EPS is calculated as follows:			
£m			
Profit after taxation attributable to equity shareholders	50.2	**62.4**	131.7
Adjusted to exclude (after tax):			
Losses on portfolio restructuring	3.6	**0.1**	0.8
Unrealised losses on revaluation of currency instruments	1.4	**6.0**	4.0
Costs of terminated acquisition	2.7	**-**	2.7
Amortisation of intangible assets arising on acquisition and inventory adjustments	4.2	**7.6**	9.2
Underlying profit after tax	62.1	**76.1**	148.4
Underlying earnings per ordinary share (pence)	5.48	**6.69**	13.09

DIVISIONAL REVIEW

	Revenue			Trading Profit	
	Half Year 2007	Half Year 2008	Organic Revenue Growth	Half Year 2007	Half Year 2008
£m					
Cobham Avionics & Surveillance	156.1	198.9	9.2%	26.7	31.5
Margin				*17.1%*	*15.8%*
Cobham Defence Systems	138.8	196.6	13.2%	31.8	41.0
Margin				*22.9%*	*20.9%*
Cobham Mission Systems	113.3	138.7	21.8%	18.4	22.2
Margin				*16.2%*	*16.0%*
Technology Division Eliminations	(7.9)	(8.3)		-	0.2
Technology Divisions	**400.3**	**525.9**	**14.3%**	**76.9**	**94.9**
Margin				*19.2%*	*18.0%*
Cobham Aviation Services	94.5	107.3	4.8%	9.1	9.7
Margin				*9.6%*	*9.0%*
Head Office and Other	(1.0)	(0.9)		(1.1)	(1.4)
FSTA Project	-	-		(1.5)	3.3
Cobham Group	**493.8**	**632.3**	**12.5%**	**83.4**	**106.5**
Margin				*16.9%*	*16.8%*

Cobham Avionics and Surveillance

Revenue increased 27.4% to £198.9m driven by organic growth of 9.2% and the 2007 acquisition of Patriot Antennas, which has performed ahead of expectations, and the 2008 S-TEC and MMI Research acquisitions. Organic revenue growth was particularly good in the US avionics businesses and in France. The drivers of organic revenue growth included:

- Strong sales of emergency locator transmitters for the US aviation market as the authorities have mandated a move to the 406MHz frequency by 1 February 2009, when an existing satellite service will cease;
- Orders for and sales of precision slip rings in France have been excellent. These are used in wind turbines, among other applications, with a market leading position established;
- Within the LENS businesses, revenue from UK police forces for covert policing and anti-terrorism applications have trebled compared to the previous period.

The divisional margin normalised to 15.8% in the period, primarily due to increased PV investment in the LENS businesses, where the Group continues to invest in a number of new products including audio surveillance products and a new range of internet protocol radios offering a wireless duplex ethernet link, with excellent performance in mobile and urban environments.

In addition, there were a number of important business developments in the period which it is anticipated will benefit future results:

- A major development milestone was achieved in the next generation of aircraft based satellite communication, Broadband Global Area Network, with approval to conduct testing on air using the INMARSAT network;
- A firm fixed price contract for personnel locator beacons (PLBs) was received, which could be worth up to US$18m, with an initial order placed by the US Air Force for 56 first article PLBs. This product has potential for significant additional sales in the US and around the world;
- The number of requirements and successful installations of city wide fixed infrastructure for covert surveillance continues to grow with Cobham systems now on six continents;
- Integration has commenced to relocate Chelton Flight Systems based in Idaho, US to the S-TEC facility in Texas, US to create a centre of excellence, with Northern Airborne Technologies and Wulfsberg Electronics being integrated into a single business unit focused on avionics communication.

Cobham Defence Systems

Another excellent performance following on from the very strong end to 2007, with revenue up by 41.6% on the prior period to £196.6m, partly reflecting the acquisition of Sensor and Antenna Systems, Lansdale in February and SPARTA in June but also driven by organic revenue growth of 13.2%. Revenue was particularly strong for the supply of tactical digital intercom systems for tracked and wheeled vehicles and the supply of active microwave products. The drivers of organic revenue growth included:

- A US$54 million contract announced in March for the supply of the VIC-3 vehicle intercom system for the US Army with production increasing to a record 18,000 units in May;
- Shipments of active microwave products driven by requirements for the US FA-22, Rivet Joint and Special Purpose Electronic Warfare System programmes;
- Antenna revenue relating to a number of US military aircraft including UH-60M, C-17, C-130J and F-15 increased, benefiting from orders for new aircraft, upgrade programmes and the sale of spares.

The Cobham Defence Systems margin decreased to 20.9%, entirely due to the acquisition of the lower margin Sensor and Antenna Systems, Lansdale and SPARTA businesses in the period.

In addition, there were a number of important business developments in the period which it is anticipated will benefit future results:

- A proposal has been submitted to the US Army, and the product demonstrated, for the next generation of vehicle intercom systems. The award of this multi billion dollar VIS-X programme is expected in 2008;
- Additional development programmes for microwave components were secured on the F-35 Joint Strike Fighter increasing Cobham content by about US$300k on each aircraft to just under US$1m;
- The Division's Radio Frequency Processor unit was integral to the success of the Advanced Anti-Radiation Guided Missile programme operational flight test. Low rate initial production is scheduled to begin in the second half of 2008;
- Orders into faster growing geographic markets were strong with Korean Aircraft Industries awarding contracts for avionics and antennas for the KT1-T trainer aircraft for supply to Turkey and the Korean Utility Helicopter. Bharat Electronics also ordered over 7,000 shipborne and

vehicle mounted antennas for use with the Indian Armed Forces and Hindustan Aeronautics ordered a suite of antennas for Indian Su-30 aircraft;

- The Sensor and Antenna Systems, Lansdale acquisition is performing ahead of plan, having received a US$40m Full Rate Production Lot 1 contract for additional Low Band Transmitter/Antenna Groups and reaching formal price agreement on a Low Rate Initial Production Lot 3 contract for the Low Band Transmitter for US Navy and Marine Corps EA-6B and EA-18G aircraft, valued at US$51m.

Cobham Mission Systems

Total revenue was up by 22.4% to £138.7m driven by organic revenue growth of 21.8% with both the Mission Equipment and Life Support businesses achieving significant organic revenue growth. Included within the drivers of organic growth in the period were:

- Revenue from initial systems design and development work on the UK FSTA air-to-air refuelling programme, V-22 probes and Eurofighter Typhoon auxiliary mission equipment, underpinned by a continued strong aftermarket performance;
- Increased revenue from Micro Climate Cooling Systems with new orders received for the Bradley Fighting vehicle and the M88-A2 recovery vehicle;
- Shipments continued on the Improved Restraint System programme for the high mobility multipurpose wheeled vehicle for US Army's Tank-automotive and Armament Command, with new orders secured for the UH-60M helicopter.

The Division's margin held steady at 16.0%.

In addition, there were a number of important business developments in the period which it is anticipated will benefit future results:

- As a result of Boeing's successful appeal against the US Air Force's selection of the KC-45A aircraft for its future tanker requirements, an expedited recompete of the award has been announced with a result expected by the end of 2008. Cobham has a significant position on both the competing platforms and is confident that its all digital hose and drogue refuelling system will be a key differentiator in the selection made;
- The contract for the UK FSTA programme was agreed for the provision of 28 wing pods and five fuselage refuelling units with deliveries expected to commence in 2011. A five year contract was also agreed for the support of refuelling equipment operated by the French Air Force on the KC-135;
- Follow on orders were received for On Board Oxygen Generating Systems for the Korean KT-1, following on success with the T-50 Jet Trainer and F-16s for supply to Turkey, with deliveries scheduled to commence in 2008;
- The Division was selected to provide the On Board Inert Gas Generating System for Sikorsky's new CH-53K military heavy-lift helicopter and a three year, US$20m launch order was received for the new PHANTOM Parachutist Oxygen System;
- Integration of the existing underwater dive products business, formerly based in Mississauga, Canada and the acquired product line of ADDE Cryogenic Cooler Electronics into the existing facility in Iowa, US have been completed.

Cobham Aviation Services

Revenue increased by 13.5% to £107.3m resulting from favourable currency translation impact and organic growth of 4.8%. Included within the drivers of organic growth in the period were:

- The tenth and final 'all electronic' Bombardier Dash 8 aircraft was delivered on schedule in March for the Australian Sentinel contract;
- Mobilisation of the expanded AUS$300m Qantas Boeing 717 contract was completed on time at the end of the first quarter, strengthening the long-standing relationship with this customer;
- The NATO Electronic Warfare training contract has commenced, with 400 hours flown.

The Division's margin decreased by 0.6% points to 9.0% as higher pilot costs were incurred in the Australian operations due to pilot shortages in that country.

In addition, there were a number of important business developments in the period which it is anticipated will benefit future results:

- The FB Heliservices joint venture secured two contracts in June worth £55m in total extending support of the UK government's operation in Cyprus from 2010 to 2017 and for an overseas customer's Search and Rescue training at RAF Valley in North Wales, which will start in 2008 and complete in 2012;
- The Division was selected as the preferred bidder for conversion of the fixed wing aircraft element of the stage 1 rear crew training requirement for UK Royal Navy observers - part of the larger Military Flying Training System contract;
- A teaming agreement with General Atomics (GA-ASI) was established to provide through life support arrangements for GA-ASI's products for the UK Government. The initial focus is to be on the provision of support for the MQ-9 Reaper reconnaissance and strike unmanned aerial vehicle operated by the UK Royal Air Force over Afghanistan;
- The Division was selected by AgustaWestland as an approved supplier and strategic partner on a UK Ministry of Defence programme known as the Joint Modification Service, building on extensive experience modifying rotorcraft for the Defence Helicopter Flying School.

OUTLOOK

The progress made in executing Cobham's strategy has resulted in excellent first half results as organic revenue growth in the first half benefited from particularly strong revenue from vehicle intercoms and the UK FSTA programme. It is anticipated that the underlying momentum in organic revenue growth for the full year will be slightly ahead of the Group's KPI target.

Cobham's end markets are largely resilient to the impact of a weakening economic outlook. The Group's healthy end markets to date have contributed to a growing order book and Cobham has excellent positions on a number of long term programmes which have yet to feed through to its order book. This will provide a strong platform for organic growth in future years.

The acquisitions recently completed are being successfully integrated and are trading in line or ahead of expectations. Cobham retains considerable financial flexibility as a result of its robust balance sheet and has the management strength in depth to complete and integrate further acquisitions.

Given the strength of Cobham's order book and the healthy state of the Group's markets, the Board is confident of being slightly ahead of its growth targets in 2008 and looks forward to the future with confidence.

- Ends -



Nothing in this press release should be construed as a profit forecast or be interpreted to mean that the future earnings per share of Cobham will necessarily be the same as, or greater than, the earnings per share for completed financial periods.

This document contains 'forward-looking statements' with respect to the financial condition, results of operations and business of Cobham and to certain of Cobham's plans and objectives with respect to these items.

Forward-looking statements are sometimes but not always identified by their use of a date in the future or such words as 'anticipates', 'aims', 'due', 'could', 'may', 'should', 'expects', 'believes', 'intends', 'plans', 'targets', 'goal', or 'estimates'. By their very nature, forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or will occur in the future.

There are various factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the economies, political situations and markets in which the Group operates; changes in government priorities due to programme reviews or revisions to strategic objectives; changes in the regulatory or competition frameworks in which the Group operates; the impact of legal or other proceedings against or which affect the Group; changes to or delays in programmes in which the Group is involved; the completion of acquisitions and divestitures and changes in exchange rates.

All written or verbal forward-looking statements, made in this document or made subsequently, which are attributable to Cobham or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Cobham does not intend to update these forward-looking statements.

Consolidated income statement (unaudited)

For the half year ended 30 June 2008

£m	Note	Half year to 30.6.08	Half year to 30.6.07	Year to 31.12.07
Continuing operations				
Revenue	3	**632.3**	493.8	1,061.1
Cost of sales		**(439.6)**	(336.7)	(717.3)
Gross profit		**192.7**	157.1	343.8
Selling and distribution costs		**(34.4)**	(30.3)	(61.3)
Administrative expenses		**(69.5)**	(61.0)	(116.8)
Share of post-tax results of joint ventures		**3.5**	1.8	5.8
Unrealised losses on revaluation of currency instruments		**(8.4)**	(2.1)	(5.7)
Operating profit	3	**83.9**	65.5	165.8
Finance income	4	**28.1**	29.6	49.0
Finance expense	4	**(28.0)**	(26.9)	(41.3)
Profit on continuing operations before taxation		**84.0**	68.2	173.5
Tax on continuing operations	9	**(23.3)**	(17.6)	(47.3)
Profit on continuing operations after taxation		**60.7**	50.6	126.2
Discontinued operations				
Profit after taxation from discontinued operations	13	**1.8**	-	5.8
Profit after taxation for the period		**62.5**	50.6	132.0
Profit attributable to equity shareholders		**62.4**	50.2	131.7
Profit attributable to minority interests		**0.1**	0.4	0.3
Profit after taxation for the period		**62.5**	50.6	132.0
Earnings per ordinary share	7			
- Basic		**5.49p**	4.43p	11.61p
- Diluted		**5.46p**	4.40p	11.55p

Trading profit is calculated as follows:

£m	Note	Half year to 30.6.08	Half year to 30.6.07	Year to 31.12.07
Operating profit from continuing operations		**83.9**	65.5	165.8
Adjusted to exclude:				
Losses on portfolio restructuring	8	**2.6**	5.5	9.5
Unrealised losses on revaluation of currency instruments		**8.4**	2.1	5.7
Costs of terminated acquisition		**-**	3.9	3.9
Amortisation of intangible assets arising on acquisition and inventory adjustments		**11.6**	6.4	13.9
Trading profit		**106.5**	83.4	198.8

Consolidated balance sheet (unaudited)
As at 30 June 2008

£m	Note	As at 30.6.08	As at 30.6.07	As at 31.12.07
Assets				
Non-current assets				
Intangible assets		**798.9**	471.0	476.1
Property, plant and equipment	10	**233.1**	188.6	203.8
Investment properties		**7.0**	6.4	7.2
Investments in joint ventures		**15.5**	15.8	18.8
Trade and other receivables		**16.5**	9.3	10.7
Derivative financial instruments		**13.4**	10.2	7.0
Deferred taxation assets		**10.0**	7.2	8.3
		1,094.4	708.5	731.9
Current assets				
Inventories		**188.4**	174.9	170.1
Trade and other receivables		**256.9**	195.9	236.6
Corporation tax		**3.6**	0.9	2.8
Derivative financial instruments		**7.8**	5.4	4.9
Cash and cash equivalents		**337.8**	401.5	444.5
		794.5	778.6	858.9
Liabilities				
Current liabilities				
Borrowings		**(386.1)**	(228.0)	(243.1)
Trade and other payables		**(281.3)**	(227.8)	(220.6)
Derivative financial instruments		**(3.4)**	(1.0)	(2.2)
Corporation tax		**(61.8)**	(46.8)	(65.3)
Provisions		**(39.1)**	(38.1)	(29.5)
		(771.7)	(541.7)	(560.7)
Non-current liabilities				
Borrowings		**(123.5)**	(114.9)	(123.5)
Trade and other payables		**(27.4)**	(9.7)	(10.6)
Derivative financial instruments		**(7.3)**	(4.7)	(1.9)
Deferred taxation liabilities		**(18.1)**	(26.0)	(22.5)
Provisions		**(43.1)**	(20.9)	(30.3)
Retirement benefit obligations	5	**(90.7)**	(24.3)	(37.2)
		(310.1)	(200.5)	(226.0)
Net assets		**807.1**	744.9	804.1
Capital and reserves				
Called up share capital		**28.5**	28.4	28.4
Share premium account		**101.5**	97.6	98.8
Translation reserve		**8.9**	(7.1)	1.4
Other reserves		**26.6**	19.7	17.9
Retained earnings		**641.1**	605.8	657.2
Total shareholders' equity		**806.6**	744.4	803.7
Minority interest in equity		**0.5**	0.5	0.4
Total equity		**807.1**	744.9	804.1
Net (debt)/cash		**(171.8)**	58.6	77.9

Consolidated cash flow statement (unaudited)

For the half year ended 30 June 2008

£m	Note	Half year to 30.6.08	Half year to 30.6.07	Year to 31.12.07
Cash flows from operating activities				
Cash generated from operations	2	**143.0**	77.2	199.2
Corporation taxes paid		**(33.7)**	(13.9)	(23.3)
Interest paid		**(26.6)**	(14.7)	(16.5)
Interest received		**28.7**	15.1	17.6
Net cash from operating activities		**111.4**	63.7	177.0
Cash flows from investing activities				
Dividends received from joint ventures		**6.9**	1.6	3.2
Proceeds on disposal of property, plant and equipment		**0.1**	22.1	25.5
Purchase of property, plant and equipment		**(23.0)**	(37.4)	(67.4)
Purchase of intangible assets		**(0.2)**	(0.4)	(0.5)
Capitalised expenditure on intangible assets		**(0.1)**	(0.2)	(0.2)
Acquisition of subsidiaries net of cash acquired		**(341.9)**	1.0	(11.2)
Payment of deferred and contingent consideration		**(1.6)**	(0.9)	(3.1)
Disposal of undertakings		**-**	(0.2)	(0.3)
Net contingent consideration received		**-**	-	5.4
Restructuring costs		**(1.1)**	(2.7)	(3.7)
Special pension contributions relating to disposals in prior years		**-**	-	(5.3)
Costs of terminated acquisition		**-**	-	(3.2)
Net cash used in investing activities		**(360.9)**	(17.1)	(60.8)
Cash flows from financing activities				
Issue of share capital	7	**2.8**	3.5	4.7
Dividends paid		**-**	-	(43.8)
New borrowings		**144.6**	17.6	89.3
Repayment of borrowings		**(4.4)**	(30.6)	(96.7)
Repayment of obligations under finance leases		**(0.1)**	(0.1)	(0.3)
Net cash from/(used in) financing activities		**142.9**	(9.6)	(46.8)
Net (decrease)/increase in cash and cash equivalents		**(106.6)**	37.0	69.4
Cash and cash equivalents at start of period		**432.0**	360.4	360.4
Exchange movements		**7.1**	2.1	2.2
Cash and cash equivalents at end of period		**332.5**	399.5	432.0

Cash and cash equivalents above are shown net of bank overdrafts of £5.3m (31.12.2007: £12.5m; 30.6.2007: £2.0m). These are classified as borrowings in the balance sheet.

Consolidated statement of recognised income and expense (unaudited)

For the half year ended 30 June 2008

£m	Note	Half year to 30.6.08	Half year to 30.6.07	Year to 31.12.07
Profit after taxation for the period		**62.5**	50.6	132.0
Net translation differences on investments in overseas subsidiaries		**7.8**	1.8	10.3
Actuarial loss on pensions	5	**(56.9)**	-	(23.7)
Movement on cash flow hedges		**10.1**	2.1	(2.1)
Deferred tax relating to items charged directly to retained earnings		**13.0**	(0.3)	7.1
Deferred tax (charge)/credit relating to share-based payments		**(1.4)**	(0.2)	0.2
Net (expense)/income recognised directly in equity		**(27.4)**	3.4	(8.2)
Total recognised income for the period		**35.1**	54.0	123.8
Attributable to:				
Equity holders of the parent		**35.0**	53.6	123.5
Minority interest		**0.1**	0.4	0.3
		35.1	54.0	123.8



Notes to the Interim Report

For the half year ended 30 June 2008

1. Basis of preparation

This unaudited consolidated interim financial information for the half year ended 30 June 2008 has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority, and with IAS 34, Interim Financial Reporting, as adopted by the European Union. It comprises the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related notes ("the interim financial report"). This information should be read in conjunction with the annual financial statements for the year ended 31 December 2007, which have been prepared in accordance with IFRS as adopted by the European Union.

The accounting policies applied are consistent with those published in the financial statements for the year ended 31 December 2007 and are expected to be applied for the year ended 31 December 2008. Taxes on income in the interim periods are accrued using the tax rate that is expected to be applicable to the total earnings for the year.

No changes to previously published accounting policies or other adjustments were required on the adoption of the following new standards and interpretations of existing standards, which are mandatory from 1 January 2008:

- IFRIC 11, IFRS 2 Share-based payment – Group and treasury share transactions
- IFRIC 12, Service Concession Arrangements
- IFRIC 14, The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

IAS 34, Interim Financial Reporting, has been applied for the first time in this interim financial report.

Investments classified as held for resale in accordance with IAS 39 are held at fair value unless that value cannot be reliably determined, in which case they are held at cost. During the period to 30 June 2008, Cobham plc acquired a nominal investment in each of three companies associated with the Future Strategic Tanker Aircraft consortium. Additional capital is required to be invested at a future date as detailed in note 11. These investments are currently held at cost until the appropriate level of certainty exists to account for these items at fair value.

This interim financial report and the comparative figures for the year ended 31 December 2007 do not constitute statutory accounts within the meaning of the Companies Act 1985. Full accounts for that year have been delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified, did not contain an emphasis of matter paragraph and did not contain any statement under section 237 of the Companies Act 1985.

This interim financial report was approved by the Board of Directors and approved for issue on 7 August 2008. The report is being sent to shareholders on request and will be available to members of the public at Cobham plc's registered office at Brook Road, Wimborne, Dorset, BH21 2BJ, UK and on the company's website, www.cobham.com.

Underlying measures

To assist with the understanding of earnings trends, the Group has included within its published statements trading profit and underlying earnings results.

Trading profit and underlying earnings have been defined to exclude the impacts of the amortisation of intangible assets recognised on acquisition, the write-up of inventory for pre-acquisition profit, the marking to market of currency instruments not realised in the period and impairments of goodwill. There has been no impairment to goodwill in the current or comparative periods.

Trading profit and underlying earnings also exclude portfolio restructuring costs, which comprise exceptional profits or losses arising on disposals actually completed, as well as exceptional costs or profits associated with the restructuring of the Group's business and site integration. Trading profit and underlying earnings also exclude direct costs associated with exceptional terminated acquisitions.

All underlying measures include the revenue and operational results of both continuing and discontinued businesses until the point of sale.



2. Notes to the consolidated cash flow statement

Cash flows from operating activities

£m	Note	Half year to 30.6.08	Half year to 30.6.07	Year to 31.12.07
Profit after taxation for the period		**62.5**	50.6	132.0
Adjustments for:				
Tax	9	**24.0**	17.6	47.3
Share of post-tax profits of joint ventures		**(3.5)**	(1.8)	(5.8)
Finance income	4	**(28.1)**	(29.6)	(49.0)
Finance expense	4	**28.0**	26.9	41.3
Depreciation		**17.9**	16.4	35.3
Amortisation of intangible assets and inventory adjustments		**12.1**	6.8	14.8
Loss/(profit) on sale of property, plant and equipment		**0.2**	(0.4)	(1.5)
Portfolio restructuring	8	**2.6**	5.5	9.5
Profit on discontinued operations	13	**(2.5)**	-	(5.8)
Costs of terminated acquisition		**-**	3.9	3.9
Unrealised losses on revaluation of currency instruments		**8.4**	2.1	5.7
Pension contributions in excess of pension expenditure		**(2.7)**	(2.5)	(5.5)
Share-based payments		**3.0**	2.3	4.6
Increase/(decrease) in provisions		**7.6**	(1.3)	(2.2)
Operating cash flows before movements in working capital		**129.5**	96.5	224.6
Increase in inventories		**(6.3)**	(18.5)	(9.4)
Decrease/(increase) in trade and other receivables		**12.1**	(15.0)	(45.7)
Increase in trade and other payables		**7.7**	14.2	29.7
Decrease/(increase) in working capital		**13.5**	(19.3)	(25.4)
Cash generated from operations		**143.0**	77.2	199.2

Reconciliation of net cash flow to movement in net (debt)/cash

£m	Half year to 30.6.08	Half year to 30.6.07	Year to 31.12.07
(Decrease)/increase in cash and cash equivalents in the period	**(106.6)**	37.0	69.4
Net (drawdown)/repayment of borrowings	**(140.1)**	13.1	7.7
Exchange movements	**(3.0)**	7.6	(0.1)
Movement in net (debt)/cash in the period	**(249.7)**	57.7	77.0
Net cash at beginning of period	**77.9**	0.9	0.9
Net (debt)/cash at end of period	**(171.8)**	58.6	77.9

During the period to 30 June 2008 borrowings of US$278.0m (£141.8m) were drawn down against the US$700m acquisition financing facility which was agreed in January 2008, to finance the acquisition of SPARTA Inc. In addition, loan notes of US$5.0m (£2.3m) were repaid in the period, completing the repayment of the Series B loan notes issued in 1996.

3. Segmental analysis by business

The Group is organised into four operating divisions and other activities. These divisions are the basis on which the Group reports its segmental analysis.

The principal activities of the Group's operating divisions are:	
Cobham Avionics & Surveillance	Providing a suite of end-to-end avionics products, law enforcement and national security solutions, and satellite communication equipment for land, sea and air applications.
Cobham Defence Systems	Critical technical services and technology for network centric operations, moving information around the digital battlefield, with customised and off-the-shelf solutions for people and systems to communicate on land, sea and air and technical outsourcing for intelligence and missile defence.
Cobham Mission Systems	Providing safety and survival systems for extreme environments, nose-to-tail refuelling systems and wing-tip to wing-tip mission systems for fast jets, transport aircraft and rotor craft.
Cobham Aviation Services	Delivering outsourced aviation services for military and civil customers worldwide through military training, special mission flight operations, outsourced commercial aviation and aircraft engineering.

'Other Activities' include head office (net of recoveries) and the central project costs relating to Cobham's investment in the Future Strategic Tanker Aircraft consortium.

Details for these primary segments are shown below. As required by IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, comparatives for June 2007 have been restated following the divisional reorganisation which took place in the second half of 2007.

£m	Avionics & Surveillance	Defence Systems	Mission Systems	Aviation Services	Other Activities	Total
Revenue						
Half year to 30 June 2008						
Revenue	198.9	196.6	138.7	107.3	(1.2)	
Inter-segmental revenue	(4.6)	(3.6)	(1.3)	-	1.5	
Third party revenue	**194.3**	**193.0**	**137.4**	**107.3**	**0.3**	**632.3**
Half year to 30 June 2007						
Revenue	156.1	138.8	113.3	94.5	(0.9)	
Inter-segmental revenue	(4.7)	(3.5)	(1.1)	-	1.3	
Third party revenue	**151.4**	**135.3**	**112.2**	**94.5**	**0.4**	**493.8**
Year to 31 December 2007						
Revenue	326.9	299.9	262.8	192.5	(1.1)	
Inter-segmental revenue	(12.7)	(7.8)	(1.3)	-	1.9	
Third party revenue	**314.2**	**292.1**	**261.5**	**192.5**	**0.8**	**1,061.1**

3. Segmental analysis by business (continued)

£m	Avionics & Surveillance	Defence Systems	Mission Systems	Aviation Services	Other Activities	Total
Result						
Half year to 30 June 2008						
Result before joint ventures	26.1	35.7	21.7	5.8	(8.9)	80.4
Share of post-tax results of joint ventures	-	-	-	3.5	-	3.5
Operating profit	26.1	35.7	21.7	9.3	(8.9)	83.9
Portfolio restructuring	-	-	-	-	2.6	2.6
Unrealised loss on revaluation of currency instruments	-	-	-	-	8.4	8.4
Amortisation of intangible assets on acquisition and inventory adjustments	5.4	5.3	0.5	0.4	-	11.6
Trading profit	31.5	41.0	22.2	9.7	2.1	106.5
Half year to 30 June 2007						
Result before joint ventures	24.7	28.0	18.0	7.1	(14.1)	63.7
Share of post-tax results of joint ventures	-	-	-	1.8	-	1.8
Operating profit	24.7	28.0	18.0	8.9	(14.1)	65.5
Portfolio restructuring	-	-	-	-	5.5	5.5
Costs of terminated acquisition	-	-	-	-	3.9	3.9
Unrealised loss on revaluation of currency instruments	-	-	-	-	2.1	2.1
Amortisation of intangible assets on acquisition	2.0	3.8	0.4	0.2	-	6.4
Trading profit	26.7	31.8	18.4	9.1	(2.6)	83.4
Year to 31 December 2007						
Result before joint ventures	47.0	67.2	53.3	15.6	(23.1)	160.0
Share of post-tax results of joint ventures	-	-	-	5.8	-	5.8
Operating profit	47.0	67.2	53.3	21.4	(23.1)	165.8
Portfolio restructuring	-	-	-	-	9.5	9.5
Costs of terminated acquisition	-	-	-	-	3.9	3.9
Unrealised loss on revaluation of currency instruments	-	-	-	-	5.7	5.7
Amortisation of intangible assets on acquisition and inventory adjustments	4.9	7.6	0.8	0.5	0.1	13.9
Trading profit	51.9	74.8	54.1	21.9	(3.9)	198.8

4. Finance income and expense

£m	Half year to 30.6.08	Half year to 30.6.07	Year to 31.12.07
Finance income			
Bank interest	**14.1**	15.2	20.3
Expected return on pension scheme assets	**13.6**	14.1	28.1
Other finance income	**0.4**	0.3	0.6
Total finance income	**28.1**	29.6	49.0
Finance expense			
Interest on bank overdrafts and loans	**(14.3)**	(15.2)	(17.7)
Interest on pension scheme liabilities	**(12.9)**	(11.4)	(22.7)
Other finance expense	**(0.8)**	(0.3)	(0.9)
Total finance expense	**(28.0)**	(26.9)	(41.3)
Net finance (expense)/income excluding pension schemes	**(0.6)**	-	2.3
Net finance income on pension schemes	**0.7**	2.7	5.4
Net finance income	**0.1**	2.7	7.7

5. Retirement benefit obligations

£m	Half year to 30.6.08	Half year to 30.6.07	Year to 31.12.07
Net liability at start of period	**(37.2)**	(29.6)	(29.6)
Amount recognised in the income statement	**(2.1)**	(0.3)	(0.6)
Contributions paid by employer	**5.5**	5.6	16.7
Actuarial loss recognised in statement of recognised income and expense	**(56.9)**	-	(23.7)
Net liability at end of period	**(90.7)**	(24.3)	(37.2)

The estimated shortfall between the value of defined benefit pension scheme assets and the present value of future liabilities at 30 June 2008 has increased by £53.5m since 31 December 2007, excluding the deferred tax credit associated with such a shortfall.

Most of the movement relates to actuarial losses which are recognised through the statement of recognised income and expense and do not impact the income statement of the Group. The main factor driving these losses is a decrease of £46.5m in the market value of investments reflecting market conditions. There are also changes to assumptions in mortality, increasing assumed life expectancy by approximately 1.7 years through the use of "long cohort" actuarial tables. These negative impacts are partially offset by an increase in the discount rate applied to liabilities.

The mortality assumption used at 30 June 2008 is demonstrated as follows:

Gender	Year of birth	Year age 65	Further life expectancy
Male	1942	2007	23.6 years
Male	1980	2045	25.4 years

The mortality assumption ("medium cohort") used at 31 December 2007 is demonstrated as follows:

Gender	Year of birth	Year age 65	Further life expectancy
Male	1942	2007	21.9 years
Male	1980	2045	23.7 years

6. Dividends

The following dividends on ordinary shares were authorised during the period:

£m	Half year to 30.6.08	Half year to 30.6.07	Year to 31.12.07
Final dividend of 3.28p per share for 2007 (2006: 2.64p)	37.3	29.9	30.0
Interim dividend of 1.22p per share for 2007	-	-	13.8
	37.3	29.9	43.8

The final dividend for 2007 was approved at the AGM held on 7 May 2008 and paid to shareholders on 1 July 2008. All other dividends were paid in the period in which they were authorised.

In addition to the above, an interim dividend of 1.345 pence per share (2007: 1.220p per share) in respect of the financial year ended 31 December 2008 was approved by the Board on 1 August 2008 and has not been included as a liability in these financial statements. This will absorb an estimated £15.3m (June 2007: £13.8m) of shareholders' funds and will be paid on 12 December 2008 to shareholders who are on the register of members as at 14 November 2008.

7. Earnings per ordinary share

		Half year to 30.6.08	Half year to 30.6.07	Year to 31.12.07
Basic EPS				
Earnings attributable to ordinary shareholders	£m	62.4	50.2	131.7
Weighted average number of shares	million	1,136.8	1,133.3	1,134.0
Basic EPS	pence	5.49	4.43	11.61
Diluted EPS				
Earnings attributable to ordinary shareholders	£m	62.4	50.2	131.7
Weighted average number of shares	million	1,136.8	1,133.3	1,134.0
Effect of dilutive securities:				
Options		5.0	6.7	6.4
Long term incentive plans		0.6	1.5	-
Diluted number of shares	million	1,142.4	1,141.5	1,140.4
Diluted EPS	pence	5.46	4.40	11.55

During the half year to 30 June 2008, Cobham plc issued 2,708,169 shares (year to 31 December 2007: 4,746,201; half year to 30 June 2007: 3,595,821) upon the exercise of share options for total cash consideration of £2.8m.

		Half year to 30.6.08	Half year to 30.6.07	Year to 31.12.07
Underlying EPS				
Profit after taxation attributable to equity shareholders	£m	62.4	50.2	131.7
Losses on portfolio restructuring (after tax)		0.1	3.6	0.8
Losses on revaluation of currency instruments (after tax)		6.0	1.4	4.0
Costs of terminated acquisition (after tax)		-	2.7	2.7
Amortisation of intangible assets arising on acquisition and inventory adjustments (after tax)		7.6	4.2	9.2
Underlying profit after taxation	£m	76.1	62.1	148.4
Weighted average number of shares	million	1,136.8	1,133.3	1,134.0
Underlying EPS	pence	6.69	5.48	13.09



The tables above include the results of both continuing and discontinued operations. The EPS arising from discontinued operations is shown in note 13.

Underlying administrative expenses, which exclude portfolio restructuring costs, direct costs of the exceptional terminated acquisition and amortisation of intangible assets recognised on acquisitions, were as follows:

£m	**Half year to 30.6.08**	Half year to 30.6.07	Year to 31.12.07
Underlying administrative expenses	**55.3**	45.2	89.5

8. Portfolio restructuring

Restructuring projects which commenced in previous years have continued into 2008, including the consolidation and integration of businesses in the US and UK, and the redevelopment of the Wimborne, UK, site of Cobham Mission Systems.

Portfolio restructuring also includes profits on disposal of discontinued operations which are described in note 13.

The results of these restructuring activities have been excluded from trading profit and underlying earnings for the Group.

£m	Note	**Half year to 30.6.08**	Half year to 30.6.07	Year to 31.12.07
Restructuring costs (included in administrative expenses)		**(2.6)**	(5.5)	(9.5)
Profit on disposal of discontinued activities	13	**2.5**	-	5.8
		(0.1)	(5.5)	(3.7)
Tax effect of portfolio restructuring		**-**	1.9	2.9
		(0.1)	(3.6)	(0.8)

Since 2005, the Group's strategic portfolio restructuring (including costs of terminated acquisition) has produced the following cumulative pre-tax results:

£m	**Half year to 30.6.08**	Half year to 30.6.07	Year to 31.12.07
Cumulative profits on disposals	**28.4**	20.1	25.9
Cumulative restructuring costs	**(16.1)**	(5.5)	(13.5)
	12.3	14.6	12.4

9. Taxation charge

£m	**Half year to 30.6.08**	Half year to 30.6.07	Year to 31.12.07
United Kingdom	**9.4**	4.1	20.4
Overseas	**13.9**	13.5	26.9
Tax on continuing operations	**23.3**	17.6	47.3
Tax on discontinued operations	**0.7**	-	-
Total tax charge for the period	**24.0**	17.6	47.3

10. Property, plant and equipment

£m	Half year to 30.6.08	Half year to 30.6.07	Year to 31.12.07
Carrying amount at start of period	**203.8**	187.6	187.6
Additions	**23.0**	37.4	67.7
Acquisition of subsidiaries	**16.8**	-	2.6
Disposals	**(1.0)**	(21.9)	(24.3)
Depreciation	**(17.7)**	(16.4)	(35.1)
Reclassification to investment properties	**-**	-	(1.0)
Foreign exchange adjustments	**8.2**	1.9	6.3
Carrying amount at end of period	**233.1**	188.6	203.8

Commitments for the acquisition of property, plant and equipment relate mainly to the Australian Sentinel contract and are as follows:

£m	Half year to 30.6.08	Half year to 30.6.07	Year to 31.12.07
Commitments	**18.1**	32.2	17.1

11. Contingent and other liabilities

Cobham plc has committed, in connection with the Future Strategic Tanker Aircraft project, to invest £6.0m in the equity share capital of three companies by March 2013 at the latest. The company has also committed to provide additional funding of £18.1m by the same date in the form of redeemable loan notes.

A number of guarantees and letters of credit have also been provided to secure the funding of the project. £6.0m has been provided in connection with these guarantees as at 30 June 2008.

There have been no other material changes in contingent liabilities since 31 December 2007.

12. Acquisitions of subsidiaries

The following acquisitions were completed during the half year to 30 June 2008:

Names of businesses acquired	Principal activity	Date of acquisition	Proportion of shares acquired %	Purchase price
Cobham Defence Systems division				
Sensor and Antenna Systems Lansdale	Electronic warfare technology and subsystems	22 February 2008	asset purchase	US$243m
SPARTA Inc.	Technical outsourcing for intelligence and missile defence	4 June 2008	100%	$416m plus deferred consideration of $27m
Cobham Avionics & Surveillance division				
S-TEC Corporation	Design, certification and manufacture of autopilots for general aviation aircraft	3 January 2008	100%	US$38m
MMI Research	Specialist cellular telecommunications for law enforcement and national security markets	5 April 2008	100%	£16m plus contingent consideration of up to £3m

In addition, on 13 May 2008, Cobham plc announced the agreement to purchase the Radio Frequency components and subsystems business of M/A-COM for cash consideration of US$425m. This acquisition is subject to regulatory approval and is expected to complete in the second half of 2008. M/A-COM are one of the largest Original Equipment Manufacturers of microwave subsystems in the world. It is anticipated that in 2008 the aerospace & defence business of M/A-COM will be just under 40% of its total revenue. The commercial business, which represents the balance, will be held for resale as it is non-core.

Components of the cost of acquisitions completed during the period are as follows:

£m	S-TEC and MMI	Lansdale	SPARTA	Total
Cash	34.8	123.4	211.5	369.7
Contingent consideration	2.2	-	-	2.2
Deferred consideration	-	-	13.7	13.7
Directly attributable acquisition costs (including direct legal costs)	0.3	0.4	5.7	6.4
	37.3	123.8	230.9	392.0

The net cash flows resulting from the acquisitions are as follows:

	S-TEC and MMI	Lansdale	SPARTA	Total
Cash consideration paid including expenses of acquisition	35.0	123.8	216.5	375.3
Cash and cash equivalents acquired	(0.5)	-	(32.9)	(33.4)
	34.5	123.8	183.6	341.9
Profit/(loss) after tax since date of acquisition	(1.2)	0.3	(1.2)	(2.1)

If these acquisitions (excluding SPARTA Inc.) had taken effect on 1 January 2008, it is estimated that Group total revenues would have been £638.2m and profit after tax £62.3m. This information is not necessarily indicative of the results that would have occurred if the operations had been acquired at the start of the period, nor of future results of the combined operations. The impact of SPARTA Inc. has not been included in this analysis as, in the opinion of the directors, it is impracticable to do so at this time.

As noted above, the acquisition of SPARTA Inc. was completed close to the end of the period being reported. Due to the complexity of the acquisition structure and the high value of intangible assets and goodwill acquired, the directors consider that disclosure of detailed fair value information for this acquisition is impracticable at this time. The provisional amounts included within the Group balance sheet at the date of acquisition are as follows:

£m	Total
Non-current assets	
- Intangibles including goodwill	186.0
- Property, plant and equipment	5.1
Current assets	61.8
Current liabilities	(22.0)
Total consideration	230.9



The book and fair values of the other acquisitions which completed during the period are as follows:

£m	S-TEC and MMI Book value prior to acquisition	S-TEC and MMI Fair value	Lansdale Book value prior to acquisition	Lansdale Fair value	Total Book value prior to acquisition	Total Fair value
Non-current assets						
- Intangibles	2.2	33.1	-	46.6	2.2	79.7
- Property, plant and equipment	1.4	1.4	7.4	10.3	8.8	11.7
Current assets						
- Inventories	3.8	3.8	6.0	4.9	9.8	8.7
- Trade receivables	5.6	5.6	2.3	2.3	7.9	7.9
- Bank and cash balances	0.5	0.5	-	-	0.5	0.5
Current liabilities						
- Trade payables	(4.1)	(4.5)	-	-	(4.1)	(4.5)
Non-current liabilities						
- Deferred tax liability	-	(11.1)	-	-	-	(11.1)
Net assets acquired	9.4	28.8	15.7	64.1	25.1	92.9
Goodwill		8.5		59.7		68.2
Total consideration		37.3		123.8		161.1

As at 30 June 2008, fair values of assets and liabilities acquired are provisional and subject to potential subsequent adjustment.

All intangible assets excluding SPARTA Inc., were recognised at their respective fair values. The residual excess of the total cost over the fair value of the net assets acquired is recognised as goodwill. Goodwill represents the premium paid in anticipation of future economic benefits from assets that are not capable of being separately identified and separately recognised.

Adjustments from book value to fair value include adjustments arising from the application of Group accounting policies, the recognition of intangible fixed assets under IFRS 3, Business Combinations, and fair value adjustments to property, plant and equipment, inventories and receivables.

13. Discontinued operations

No businesses were sold or classified as discontinued during the period to 30 June 2008, nor during the year to 31 December 2007.

For the period to 30 June 2008, the results of discontinued operations relate to the disposal of the Fluid and Air group in 2005.

In October 2007, £5.8m of contingent consideration was received relating to the sale of the Group's Countermeasures operations in 2006.

£m	**Half year to 30.6.08**	Half year to 30.6.07	Year to 31.12.07
Profit on disposal before tax	**2.5**	-	5.8
Tax on profit on disposal	**(0.7)**	-	-
Total profit after taxation from discontinued operations	**1.8**	-	5.8
Earnings per ordinary share of discontinued operations			
- Basic	**0.22p**	-	0.51p
- Diluted	**0.22p**	-	0.51p



14. Related party transactions

Transactions between Cobham plc and its subsidiaries, which are related parties of the company, have been eliminated on consolidation and are not disclosed in this note. Dividends received from joint ventures are as shown in the consolidated cash flow statement.

There were no other transactions with related parties which had a material effect on the financial position or performance of the company during the periods covered by this interim financial report.

Statement of Key Risks & Uncertainties

The Group continues to be exposed to a number of risks and uncertainties and these have not materially changed from those set out in the Chief Executive's Review on pages 6 and 7 of the 2007 Annual Report. These are summarised as:

- Defence spending
- Government contracts
- Market access
- Fixed price contracts
- Currency exchange rates
- Acquisitions

Statement of Directors Responsibilities

The directors confirm, to the best of their knowledge, that this condensed set of financial statements has been prepared in accordance with IAS 34 Interim Financial Reporting, as adopted by the European Union and that the half-year report includes a fair review of the information required by Rules 4.2.7 and 4.2.8 of the Disclosure and Transparency Rules of the United Kingdom Financial Services Authority.

The directors of Cobham plc are listed in the 2007 Annual Report on page 27 and no directors have been appointed or resigned during the period. David Turner succeeded Gordon Page as Chairman on 7 May 2008. Mr Page remains a non-executive director until he retires from the Board in November 2008. A list of current directors is maintained on the Cobham Group website: www.cobham.com.

By order of the Board

A E Cook
Chief Executive

W G Tucker
Chief Financial Officer

7 August 2008

Independent review report to Cobham plc

Introduction

We have been engaged by the company to review the condensed set of financial statements in the interim financial report for the six months ended 30 June 2008 which comprises the consolidated income statement, consolidated statement of recognised income and expense, consolidated balance sheet as at 30 June 2008, consolidated cash flow statement, comparative figures and associated notes. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors' responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this interim financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the interim financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim financial report for the six months ended 30 June 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants
Southampton
7 August 2008

Notes:

(a) The maintenance and integrity of the Cobham plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim financial report since it was initially presented on the web site.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.


END